Mail Stop 3561

May 19, 2010

Mark A. Swatek
Chief Executive Officer and President
SouthWest Water Company
One Wilshire Building
624 S. Grand Avenue, Suite 2900
Los Angeles, CA 90017

> **Re:** **SouthWest Water Company**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 23, 2010**
> **File No. 000-08176**

Dear Mr. Swatek:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise to clearly indicate that the proxy statement and form of proxy are preliminary copies. Refer to Rule 14a-6(e)(1).

2. We note that members of the company's board and management will receive benefits as a result of the merger. Where you include the board's recommendation, disclose with equal prominence that board members and management will directly benefit from the merger. Please make similar revisions in all applicable places in the filing.

Letter to Stockholders and Notice of Special Meeting

3. Please revise your descriptions of the merger to describe the transaction in clear, plain English. Where you discuss the existence of a merger subsidiary for the mechanics of the transaction, please also simply state first that institutional investors advised by J.P. Morgan Asset Management and Water Asset Management L.L.C. will acquire SouthWest Water Company. Please revise throughout the proxy statement.

Summary of the Merger, page 1

4. Please note that the summary is intended to provide only a brief overview of the key aspects of the merger. Currently, your summary copies information discussed elsewhere in your document. For example, your summary of the merger termination provisions and the fees and expenses applicable in the event the merger is terminated appears to be identical to sections discussing these issues. Please revise your summary section accordingly. Please refer to Instruction 1 to Item 1001 of Regulation M-A.

The Merger, page 1

5. Please disclose the total amount of consideration to be received in the transaction. Also disclose the total amount of transaction costs.

Treatment of Company Securities in the Merger, page 2

6. Please describe the redemption terms applicable to the Series A preferred stock including the amount payable per share.

Other Important Considerations, page 7

7. Please briefly describe the reasons for engaging in the merger.

Interests of Our Directors and Executive Officers in the Merger, page 8

8. Quantify in dollars the aggregate amount of compensatory payments and all other benefits that all directors and executive officers will receive as a result of the transaction, including the dollar value of the securities subject to accelerated vesting. Provide this information on an individual and group basis. Please make similar revisions under the section starting on page 39.

The Merger, page 16

Background of the Merger, page 16

9. In several locations throughout your Background of the Merger section you refer to parties generally. For example, you do not identify the members of the special

committee formed on November 5, 2007 nor do you identify the members of the
Financial Planning and Investment Committee that attended a meeting with Wells
Fargo on December 3, 2008. Please revise your disclosure so that it identifies all
material persons who participated in the various discussions regarding the transaction
rather than the general descriptions you currently provide. Please address the above
examples, but realize that these are only examples and not an exhaustive list of the
revisions you should make.

10. We note that where you summarize issues or matters under discussion in your proxy
statement you use phrases such as "among other matters" or "among other things."
For example, in the last sentence of the third paragraph in this section you use the
phrase "among other matters." Please confirm, if true, that your use of these phrases
throughout this section and your proxy statement is intended to convey that other
issues were discussed that, relatively speaking, were immaterial and that you have
otherwise disclosed the material issues. Alternatively, revise to remove these phrases.

11. In the first paragraph in this section you indicate that you received several unsolicited
inquiries regarding the possible acquisition of the Company or various business units
over the last several years. Please state how many inquiries and define what you
mean by "the last several years."

12. In the second paragraph on page 16 you state that on November 5, 2007 you formed a
special committee with respect to an unsolicited expression of interest from a
financial buyer. Please identify all members of that special committee. Also, please
disclose your procedures for how you determine if you should form a special
committee. If you have no procedures, please state why the board of directors
determined to form a special committee on November 5, 2007.

13. You state that your Board met to engage in strategic planning on October 15, 16, and
17, 2008. Please describe the material aspects of the items discussed and the board of
directors' conclusions.

14. Please state, beyond the fact that Thomas Iino, William D. Jones and Geoffrey C.
Ketcham were independent directors, why they were selected to be Special
Committee members. Please also disclose any limitations or special powers that the
Special Committee was granted when it was created. Finally, please briefly discuss
why Mr. Ketcham resigned as director and why Donovan D. Huennekens was
selected to fill his vacancy on the Special Committee.

15. We note that on February 4, 2009, Wells Fargo presented the Special Committee with
potential strategic alternatives for you. Please disclose those alternatives and why
you chose not to pursue them.

16. We note that Wells Fargo described to the Special Committee on February 17, 2009
their process for selecting financial buyers that would likely wish to engage a
transaction with you. Please revise your filing to describe that process.

17. We note that on March 13, 2009 Mr. Lino described certain communications that had taken place with SB-A. Please revise your filing to describe the material aspects of those communications.

18. We note that Wells Fargo sent eight parties an initial bid process letter on April 1, 2009. Please describe the material aspects of that letter.

19. We note that Wells Fargo provide the Special Committee with a sum-of-the-parts analysis on April 8, 2009. Please describe the materials aspects of that analysis.

20. We note that on April 16, 2009 Wells Fargo presented the Special Committee with potential strategic alternatives for you. Please disclose those alternatives and why you chose not to pursue them.

21. In the sixth full paragraph on page 21 you state that you were negotiating an amendment to your bank credit facility to provide you more time to file your Form 10-Qs for the first and second quarters of 2009. Please clarify how this negotiation would provide you more time for you to file your Form 10-Qs for the first and second quarters of 2009.

22. Please discuss why the composition of the Special Committee was changed on October 23, 2009, including why an additional member was added.

23. Please briefly describe how the Special Committee's decided which parties to extend an invitation to submit an updated indication of interest. Also, please indicate if the invitation was written or oral. In either event, please describe the material aspects of the invitation.

24. Please briefly describe the "major deal points" identified by the Special Committee from the marked-up version of the merger agreement that IIF LLC/WAM submitted and the Special Committee's position on these major deal points.

25. We note that on February 28, 2010 Wells Fargo described to the Board of Directors the process that the Special Committee had utilized to select parties that might be interested in entering into a transaction with you. In this section, or in another logical place of this section, please describe the process that the Special Committee utilized to select parties that might be interested in a transaction.

Reasons for the Recommendation of the Board of Directors, page 30

26. Please discuss the factors that the board considered in specific terms and for each of the factors discussed, disclose how each factor either supported or did not support your decision to approve the merger. For example, you state that one of the factors is "the financial presentation of Wells Fargo," but you do not explain how this information impacted the board's decision.

Opinion of Financial Advisor, page 31

27. We note that Wells Fargo provided its oral opinion to the Special Committee on March 1, 2010, which was subsequently confirmed in writing on March 2, 2010. Please provide us a supplemental copy of any materials, such as board books used in their presentation to the Special Committee. We may have additional comments after reviewing your response and any materials you provide us.

28. We note that the financial advisor reviewed financial projections in connection with the fairness opinion. Please supplementally provide to us material projections that were exchanged and relied upon among the parties and your financial advisor. Please also summarize this information and the underlying assumptions in the proxy statement.

29. We note that your disclosure that events occurring after March 1, 2010 may affect the financial advisor's opinion and Wells Fargo did not assume any obligation to update, revise or reaffirm its opinion. Please disclose whether any material changes in the Company's operations, performance or in any of the projections or assumptions upon which Wells Fargo based its opinion have occurred since the delivery of the opinion or are anticipated to occur before the shareholder meeting.

30. Please discuss the procedures, if any, that the Special Committee followed in their decision to retain Wells Fargo as their financial advisor. Also, please discuss if the Special Committee considered any other firms. If the Special Committee did not consider any other firms to provide you with a fairness opinion please discuss why.

31. We note the first sentence under Other Considerations on page 37 indicating that the financial advisor prepared its opinion "solely" for the Special Committee. Please revise, since it appears to be a limitation on reliance by shareholders.

32. We note your disclosure on page 38 regarding the material relationships between Wells Fargo and SouthWest Water does not provide a quantitative description of the fees paid or to be paid to Wells Fargo and its affiliates by SouthWest Water, including the fee to be paid to Wells Fargo for acting as the Special Committee's financial advisor. Please revise the filing to provide such disclosures. Also, we note that the fee to Wells Fargo for acting as the financial advisor to the Special Committee is payable upon the consummation of the merger. Please revise your filing to clarify if the fee due Wells Fargo is contingent solely upon the consummation of the merger. If the fee is not strictly contingent on consummation of the merger, please clarify how Wells Fargo may otherwise receive payment.

33. Please disclose that Wells Fargo Securities has consented to the use of the opinion in the document.

Regulatory Matters, page 45

34. Please update this section to include the status of the various regulatory approvals required for closing.

Litigation Related to the Merger, page 46

35. Please provide us a copy of the complaints related to the merger.

The Merger Agreement, page 47

36. We note the disclaimer in the second paragraph. Please be advised that notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements included in the filing not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the purchase agreement, you have provided corrective disclosure.

<center>*   *   *   *   *</center>

     As appropriate, please amend your filing. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or Brigitte Lippmann, Special Counsel at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director